Ultratrex Inc.

220 Orchard Road

Unit 05-02, Midpoint Orchard

Singapore 238852

Tel: +65 6235 3388

August 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Marion Graham

Re: Ultratrex Inc. (the “Company”)

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted July 22, 2025

CIK No. 0002046954

Dear Ms. Graham,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on July 22, 2025. On the date hereof, the Company has submitted Amendment No. 3 to Draft Registration Statement (the “DRS/A3”). We set forth below in bold the comments in your letter relating to Amendment No. 2 to Draft Registration Statement followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 3. Please update your organizational chart on page 7, and elsewhere as necessary, to include the voting control of those parties prior to and after the offering to reflect the issuance of the Class B shares.

RESPONSE: We respectfully advise the Staff that we have updated our organizational chart on page 7 to include the voting power of the relevant parties prior to and after the offering.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations

Organization and reorganization, page 35

2.	We note in the disclosure regarding UMSB on page 36 you refer to the “Concert Parties” however, in your response to prior comment 4 you did not refer to an acting-in-concert agreement governing the control of UMSB. Please clarify your disclosure and advise us. If an acting-in-concert agreement governing the control of UMSB exists, disclose the details of this agreement including the date, the parties involved, and the identity of the controlling person(s) on pages 36 and F-9. You should also file this agreement as an exhibit.

RESPONSE: We respectfully advise the Staff that there was no acting-in-concert agreement governing the control of UMSB and the reference to the “Concert Parties” in relation to UMSB was intended solely to describe four of the five founding shareholders of UMSB, namely Mr. Salim, Mr. Halim, Mr. Nursalim and Mr. Taslim, who collectively held 80% of equity interest in UMSB at the time of its incorporation and consistently acted in alignment with one another on key business and operational decisions of UMSB. We have revised our disclosure on pages 36, F-9 and F-69 to clarify this point and avoid any implication that an acting-in-concert agreement existed at that time with respect to the control of UMSB. For the avoidance of doubt, although Mr. Halim no longer held any equity in UMSB following the transfer of his 20% equity interest to Mr. Salim on December 6, 2023, the Group has, for reasons outlined in the “UMSB” section in page 36, assessed that the common control of UMSB remain unchanged following the transfer.

3.	We note after Mr. Halim transferred his 20% equity interest in UMSB on December 6, 2023, he held no equity in UMSB. Clarify in your disclosure your basis for consolidating this entity with the other entities for which Mr. Halim holds a controlling equity interest and advise us in detail.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 36, F-9 and F-70 in response to the Staff’s comment.

4.	Disclose on pages 37 and F-10 why the Group is considered to exercise control over PT Ultratrex Indonesia and not Mr. Halim, and advise us. In light of his 98% equity interest it appears he controls.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 37, F-10 and F-70 in response to the Staff’s comment.

5.	Disclose on pages 37 and F-10 why the Group is considered to have exercised control over Ultratrex Co. Ltd and not Mr. Halim, and advise us. In light of his 90% equity interest in Ultrator Co., Ltd, it appears he controlled it prior to the November 29, 2024 acquisition by Ultratrex Singapore.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 37, F-10 and F-70 in response to the Staff’s comment.

Financial Statements

Note 1. General Information

Organization and reorganization, page F-8

6.	Explain why in the table of page F-9 you indicate you held a 100% equity interest in Ultratrex Asia Pacific Pte. Ltd. at June 30, 2024 and June 30, 2023, prior to the July 3, 2024 date of incorporation. Similarly revise the disclosure on page F-69 and elsewhere, as applicable.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 35, F-9 and F-70 in response to the Staff’s comment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ Wong Kok Seng
Wong Kok Seng
Chief Executive Officer

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